| OMB APPROVAL |
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| SEC FILE NUMBER |
|---|
| 8-66529 |

## ANNUAL REPORTS
## FORM X-17A-5
## PART III

### FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2023__ AND ENDING __12/31/2023__

MM/DD/YY             MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Skystone Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer    ☐ Security-based swap dealer    ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**6205 Saint Andrews Dr.**

(No. and Street)

| **Dallas** | **TX** | **75205** |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| **Rosser Newton** | **214-661-7761** | rosser@petro-capital.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

## Turner, Stone & Company, L.L.P.

(Name – if individual, state last, first, and middle name)

| 12700 Park Central Drive, STE 1400 | **Dallas** | **TX** | **75251** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |
| **09/29/2003** | | **76** | |
| (Date of Registration with PCAOB)(if applicable) | | (PCAOB Registration Number, if applicable) | |

| FOR OFFICIAL USE ONLY |
|---|
| |

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, ~~Rosser Newton~~ _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Skystone Securities, LLC _____, as of 12/31 _____, 2 2023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



DELANEY MAYFIELD
Notary ID #134077951
My Commission Expires
November 22, 2026

Signature: _____

Title: Managing Member

Notary Public

## This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

**Skystone Securities, LLC**

**Financial Statements**

**and**

**Report of Independent Registered Public Accounting Firm**

**For the Year Ended December 31, 2023**

# TABLE OF CONTENTS



### Report of Independent Registered Public Accounting Firm

To the Member of
Skystone Securities, LLC

***Opinion on the Financial Statements***

We have audited the accompanying statement of financial condition of Skystone Securities, LLC, as of December 31, 2023, and the related statements of operations and member's capital and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Skystone Securities, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

***Basis for Opinion***

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Skystone Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

***Supplemental Information***

The supplemental Schedule I, *Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission* ("Schedule I") has been subjected to audit procedures performed in conjunction with the audit of Skystone Securities, LLC's financial statements. Schedule I is the responsibility of Skystone Securities, LLC management. Our audit procedures included determining whether Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedule I. In forming our opinion on Schedule I, we evaluated whether Schedule I, including its form and content, is presented in conformity with C.F.R. §240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Turner, Stone & Company, L.L.P.*

Dallas, Texas
March 26, 2024
We have served as Skystone Securities, LLC's auditor since 2006.



## SKYSTONE SECURITIES, LLC
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2023

### Assets

Current assets:

| | | |
|---|---|---|
| Cash | $ | 113,232 |
| Prepaid expenses | | 7,807 |
| Total current assets | $ | 121,039 |

### Liabilities and Member's Capital

Current liabilities:

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 705 |
| Total current liabilities | | 705 |
| Member's capital | | 120,334 |
| Tital liabilites and member's capital | $ | 121,039 |

The accompanying notes are an integral part of the financial statements.

## SKYSTONE SECURITIES, LLC
## STATEMENT OF OPERATIONS AND MEMBER'S CAPITAL
## FOR THE YEAR ENDED DECEMBER 31, 2023

| | | |
|---|---|---:|
| Revenues: | | |
| Revenues | $ | 658,078 |
| Incremental allocation service fee income | | 108,156 |
| Total revenue | | 766,234 |
| | | |
| Operating expenses: | | |
| | | |
| Registration fees | | 13,445 |
| Bad debt | | 19,729 |
| Incremental allocation service fee expense | | 108,156 |
| General and administrative | | 73,143 |
| Total operating expenses | | 214,473 |
| | | |
| Net operating income | | 551,761 |
| | | |
| Other income (expense) | | |
| Interest income | | 471 |
| Total other income | | 471 |
| | | |
| Net income | | 552,232 |
| | | |
| Member's capital at beginning of year | | 78,102 |
| Contributions | | - |
| Distributions | | (510,000) |
| | | |
| Member's capital at end of year | $ | 120,334 |

The accompanying notes are an integral part of the financial statements.

# SKYSTONE SECURITIES, LLC
## STATEMENT OF CASH FLOWS
### FOR THE YEAR ENDED DECEMBER 31, 2023

Cash flows from operating activities:

| | | |
|---|---|---:|
| Net income | $ | 552,232 |
| Adjustments to reconcile net income to net cash | | |
|   provided by operating activities: | | |
| Changes in operating assets and liabilities: | | |
|     Accounts receivable | | 19,729 |
|     Prepaid expenses | | 2,314 |
|     Accounts payable and accrued expenses | | (9,423) |
|       Net cash provided by operating activities | | 564,852 |
| | | |
| Cash flows from investing activities: | | |
|     Net cash provided by investing activities: | | - |
| | | |
| Cash flows from financing activities: | | |
|   Distributions paid to member | | (510,000) |
|     Net cash used in financing activities: | | (510,000) |
| | | |
| Increase in cash | | 54,852 |
| | | |
| Cash at beginning of year | | 58,380 |
| | | |
| Cash at end of year | $ | 113,232 |

The accompanying notes are an integral part of the financial statements.

**SKYSTONE SECURITIES, LLC**
**NOTES TO FINANCIAL STATEMENTS**

1.      **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Business and operations

Skystone Securities, LLC, (formerly Petro Capital Securities, LLC) (Company) is a limited liability company organized in the State of Texas, on March 26, 2004 and is a wholly-owned subsidiary of Petro Capital Securities Holdings, LLC (Parent). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company provides private placement of debt and equity securities as well as providing advisory services for mergers and acquisitions and corporate finance.

Revenue recognition

The Company recognizes revenues in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 606, *Revenue from Contracts with Customers*. Under this guidance, the Company recognizes revenue from sales when performance obligations under the terms of a contract with a customer are satisfied by analyzing exchanges with its customers using a five-step approach (1) identify the contract(s) with a customer; (2) identify the performance obligation in the contract(s); (3) determine the transaction price; (4) allocate the transaction price to the performance obligation(s) in the contract(s); and (5) recognize the revenue when (or as) the Company satisfies a performance obligation. Such revenue is recorded at the amount of consideration expected to be received in exchange for the transfer of goods and services to its customers.

The Company provides advisory services to clients for its assistance in raising capital and its expertise related to mergers and acquisitions for private companies. Revenue from advisory arrangements ($3,078 during 2023) is generally recognized at the point in time that performance under the agreement is completed (the closing date of the transaction) or when the contract is cancelled.

The Company also recognizes revenue from success fees and such recognition occurs when securities transactions are closed, securities are exchanged, and all elements of the performance obligations have been fulfilled. Success fee revenue ($655,000 during 2023) includes fees earned from providing merger and acquisition services as well as financial restructuring services. The Company's contracts typically do not have multiple performance obligations or any variable consideration.

Retainers and other fees received from customers prior to recognizing revenue are reflected as deferred income.

Customer concentrations

For the year ended December 31, 2023, the Company had the following customer concentrations with respect to its revenues:

|  | % of Rev. | % of AR |
|---|---|---|
| Customer 1 | 99% | * |
| Customer 2 | 1% | * |

*amount below 10%

## Management estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## Cash flows

The Company maintains deposits in one financial institution. At December 31, 2023, the Federal Deposit Insurance Corporation (FDIC) provided insurance coverage of up to $250,000, per depositor, per institution. At December 31, 2023, none of the Company's cash was not in excess of federally insured limits.

For purposes of the statement of cash flows, cash includes demand deposits, time deposits and short-term cash equivalent investments with maturities of less than three months at the date of purchase. At December 31, 2023, the Company had no such cash equivalents included in cash. None of the Company's cash is restricted.

## Fair value measurements

The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurement*, defines fair value, establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles, and requires certain disclosures about fair value measurements. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the customer's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

**SKYSTONE SECURITIES, LLC**
**NOTES TO FINANCIAL STATEMENTS**

Fair value of financial instruments

In accordance with the reporting requirements of ASC Topic 825, *Financial Instruments*, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this standard and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of cash and accounts payable approximate their carrying amounts due to the nature and short maturity of these instruments.

Recent accounting pronouncements

During the year ended December 31, 2023 and through March 26, 2024, there were several new accounting pronouncements issued by the FASB. Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company's financial statements.

Subsequent events

In preparing the financial statements, the Company has reviewed, as determined necessary by the Company's management, events that have occurred after December 31, 2023, up until the issuance of the financial statements, which occurred on March 26, 2024, noting no items requiring an adjustment to or disclosure in the financial statements and accompanying notes to financial statements.

2.    **TRANSACTIONS WITH RELATED PARTY**

Office and administrative services agreement

The Company incurred a monthly incremental allocation services fee to an affiliate through an Office and Administrative Services Agreement. Such fees amounted to $108,156 during the year ended December 31, 2023 which were forgiven by the affiliate entity. The "Incremental allocation services fee income" and offsetting "Incremental allocation service fee expense," which net to zero, have been presented separately in the accompanying statement of operations and member's capital to reflect the expense that was incurred under the agreement and the gain on forgiveness of the amount owed to the affiliate.

No balance was Due from Parent for client funds paid to the Parent instead of the Company.

3.     **INCOME TAXES**

The Company is organized as a limited liability company under the provisions of the Internal Revenue Code of 1986 as amended.  Accordingly, the financial statements do not include a provision for federal income taxes because the Company does not incur federal income tax liabilities.  Instead, its earnings and losses are included in the member's income tax return and are taxed based on the member's income tax rate.

As a Texas limited liability company, the Company is subject to a state franchise tax based on the lower of either the cost of goods sold margin, compensation margin or 70% of gross revenues. The Company's franchise tax liability will be included in the member's state franchise tax return

4.     **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).  At December 31, 2023, the Company was in compliance with aggregate indebtedness of $705 and net capital of $112,527.

5.     **RULE 15c3-3 EXEMPTION**

The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

SUPPLEMENTAL INFORMATION

# SKYSTONE SECURITIES, LLC
## SCHEDULE I
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
## OF THE SECURITIES AND EXCHANGE COMMISSION
## AS OF DECEMBER 31, 2023

| | | | | |
|---|---|---|---|---|
| Net Capital Requirement, the Greater of: | | | $ | 5,000 |
| 1/15 of Aggregate Indebtedness | $ | 47 | | |
| Minimum Dollar Requirement | $ | 5,000 | | |
| Net Capital | | | $ | 112,527 |
| Excess Net Capital | | | $ | 107,527 |
| | | | | |
| Aggregate Indebtedness (AI): | | | $ | 705 |
| | | | | |
| Ratio of Aggregate Indebtedness to Net Capital: | | | | 0.63% |
| Ratio of Subordinated Indebtedness to Debt/Equity Total: | | | | N/A |
| | | | | |
| 120% of Net Capital requirement or 10% of AI | | | $ | 6,000.00 |
| Net Capital in Excess of 120% of Required Net Capital | | | $ | 106,527 |
| | | | | |
| Total Assets (Cash on Hand, Money Market Accounts) | | | $ | 121,039 |
| Less: Total Liabilities | | | | 705 |
| (Exclusive of subordinated debt) | | | | |
| Net Worth | | | | 120,334 |
| Deductions from and/or charges to Net Worth: | | | | |
| Total non-allowable assets | $ | 7,807 | | |
| (Excess Fidelity Bond deductible) | | | | |
| Total Deductions from Net Worth | | | | 7,807 |
| Net Capital before haircuts on securities positions | | | $ | 112,527 |
| | | | | |
| Haircuts on securities: | | | | |
| Certificates of Deposit and Commercial Paper | $ | - | | |
| U.S. and Canadian government obligations | | - | | |
| State and municipal government and obligations | | - | | |
| Corporate obligations | | - | | |
| Stock and warrants | | - | | |
| Options | | - | | |
| Arbitrage | | - | | |
| Other Securities | | - | | |
| Total haircuts of securities | | | | - |
| | | | | |
| **Net Capital** | | | $ | **112,527** |

There are no material differences between the amounts presented above and the amounts reported on the Company's unaudited FOCUS report as of December 31, 2023.



*Your Vision Our Focus*

**Report of Independent Registered Public Accounting Firm**
**on Review of Statement of Exemption of Broker Dealer**

To the Member of
Skystone Securities, LLC

We have reviewed management's statements, included in the accompanying Skystone Securities, LLC Exemption Report, in which (1) Skystone Securities, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and (2) Skystone Securities, LLC is filing and Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.  Skystone Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Skystone Securities, LLC's compliance with the exemption provisions.  A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements.  Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934 and Footnote 74 of the SEC Release No. 34-70073.

*Turner, Stone & Company, L.L.P.*

Dallas, Texas
March 26, 2024

Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660 / Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com

INAA
GROUP
INTERNATIONAL ASSOCIATION OF ACCOUNTANTS AND AUDITORS

# Skystone Securities, LLC
### 6205 Saint Andrews Dr / Dallas, Texas 75205
### 214-661-7761


## Exemption Report

**Skystone Securities, LLC** (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:


(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.


**Skystone Securities, LLC.**

I, Rosser Newton, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.


Rosser Newton, Managing Member
January 5, 2024